Exhibit 99


                              MEMORANDUM OF CHANGES

                DELAWARE INVESTMENTS TAX-EXEMPT TRUST, SERIES 15

            The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of bonds on May 19, 1998, and to set forth certain statistical data based thereon.

            COVER PAGE. The series number and the Trust in the Fund have been added. Information relating to the sales charge and the price of the offering if the units were available for purchase at the opening of business on the Initial Date of Deposit is set forth in the "Public Offering Price" section.

            PAGE 3. The "Summary of Essential Financial Information" table has been completed.

            PAGE 7. The following information for the Trust appears on the pages indicated:

                        Summary data regarding the composition of the portfolio of the Trust.

            PAGE 8.     The Independent Auditors' Report has been completed.

            PAGE 9.     The Statement of Net Assets has been completed.

            PAGE 10.    National Insured Series 6 Schedule of Investments.

            PAGE 11.    The Notes to Schedule of Investments has been completed.

            PAGE 27. In the section "Offering Price," the differences between the offering side evaluations and the bid side evaluations of the Bonds in the Trust have been set forth.

            PAGE 28. The dealer concession has been set forth in the "Public Offering" section.

            PAGE 29. The percentage of the aggregate principal amount of the Bonds in the Trust in which the Sponsor or affiliates of the Sponsor have participated as underwriters or members of the underwriting syndicate has been set forth in the "Sponsor and Distributor Compensation" section.

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            BACK COVER  The Series number, the Trust in the Fund and the date of the Prospectus have been included.